UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-08504

(Commission File Number)

(Check one):	Form 10-K ☒	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☐	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended: August 26, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

UniFirst Corporation

Full Name of Registrant

N/A

Former Name if Applicable

68 Jonspin Road

Address of Principal Executive Office (Street and Number)

Wilmington, Massachusetts 01887

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UniFirst Corporation (the “Company”) has filed its Annual Report on Form 10-K for the year ended August 26, 2023 (the “Form 10-K”) with the Securities and Exchange Commission. Due to technical and administrative filing reasons, the Form 10-K was not accepted by the EDGAR filing system until 5:32 p.m. eastern time on October 25, 2023, which was just after the 5:30 p.m. filing deadline. As a result, the Company was unable to file the Form 10-K by the filing deadline without unreasonable effort or expense to the Company. As a result, the Company is filing this Notification of Late Filing on Form 12b-25. As described above, the Form 10-K was filed within the 15-day period pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Shane F. O’Connor	978	658-8888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the Company’s 2023 fiscal year compared to the Company’s 2022 fiscal year, please see the Annual Report on Form 10-K for the 2023 fiscal year, which has been filed with the Securities and Exchange Commission on October 26, 2023.

UniFirst Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 26, 2023
	By:	/s/ Shane F. O’Connor
Shane F. O’Connor
Executive Vice President and Chief Financial Officer